June 3, 2008
Via U.S. Mail and Facsimile 202-772-9210
Mr. Kevin Woody
Accounting Branch Chief
Securities and Exchange Commission
100 F Street, N.E.
Mail Stop 4561
Washington, D.C. 20549

Re:	Liberty Property Limited Partnership
Form 10-K for fiscal year ended December 31, 2007
Filed February 29, 2008
File No. 001-13132
Dear Mr. Woody,
We received your May 28, 2008 letter and appreciate your comments with respect to our filing. We understand that the purpose of your review of the above referenced filing is to assist us in our compliance with applicable disclosure requirements and to enhance the overall disclosure in our filings. Listed below are your comments and our responses:
Form 10-K for the year ended December 31, 2007
Item 5. Market for the Registrants’ Common Equity, Related Shareholder Matters and Related Issuer Purchases of Equity Securities.
          SEC Comment:
1.	We note that for the year ended December 31, 2007, you purchased 1,190,809 common shares as part of a share repurchase plan. Please provide in future filings a tabular disclosure of your repurchases noting the number of shares purchased, average price paid per share, and amount of shares that may yet be purchased under the share repurchase plan. Refer to Item 703 of Regulation S-K.
          Company Response:
The 1,190,809 common shares were repurchased during the third quarter of 2007. These repurchases were disclosed in our Quarterly Report on Form 10-Q for the third quarter of 2007, in the tabular fashion required by Item 703 of Regulation S-K.

Item 5(c) of Form 10-K requires the following (emphasis added): “furnish the information required by Item 703 of Regulations S-K (§229.703 of this chapter) for any repurchase made in a month within the fourth quarter of the fiscal year covered by the report.”
Great Valley Corporate Center • 500 Chesterfield Parkway • Malvern, PA 19355 • (610) 648-1700 • Fax: (610) 644-4129
Enhancing people’s lives through extraordinary work environments
www.libertyproperty.com • NYSE: LRY
Arizona • Florida • Illinois • Maryland • Minnesota • New Jersey • North Carolina • Pennsylvania • South Carolina • Texas • Virginia • Washington DC • Wisconsin • United Kingdom

LPLP Response Letter to Mr. Kevin Woody, Accounting Branch Chief
Securities and Exchange Commission
June 3, 2008

None of the 1,190,809 common shares were repurchased during the fourth quarter of 2007. Consequently, we believe that no disclosure under Item 703 of Regulation S-K regarding share repurchases was required to be included in the Annual Report on Form 10-K.
Notes to Consolidated Financial Statements of Liberty Property Limited Partnership
2. Summary of Significant Accounting Policies
Real Estate and Depreciation, page 44
          SEC Comment:
2.	Please revise your disclosure to indicate that you test goodwill for impairment at least annually or tell us how your policy regarding your impairment testing of goodwill complies with paragraph 26 of SFAS 142.
          Company Response:
On October 4, 2007, the Company acquired Republic Property Trust. This acquisition resulted in the recording of goodwill. The Company did not have any goodwill prior to this acquisition. Future filings will indicate that we test goodwill for impairment at least annually.
*     *     *     *     *
We acknowledge that:
•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
If you have any questions with respect to our responses or require any additional information, please feel free to call me at 610-648-1777.
Very truly yours,

George J. Alburger, Jr.
Executive Vice President
and Chief Financial Officer